Mail Stop 4561

May 31, 2006

VIA USMAIL and FAX (617) 574-8312

Mr. Christopher M. Nichols
Principal Accounting Officer
Berkshire Income Realty, Inc.
One Beacon Street
Boston, Massachusetts 02108

     Re: Berkshire Income Realty, Inc.
             Form 10-K for the year ended 12/31/2005
             Filed on 3/29/2006
             File No. 001-31659

Dear Mr. Christopher M. Nichols:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                  Sincerely,

                  Linda Van Doorn
                  Senior Assistant Chief Accountant